June 5, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 137 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to Britney Schnathorst and me by telephone on May 13, 2014, with respect to post-effective amendment number 137 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Registrant filed the Amendment with the Commission on March 28, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 140).

Comments on the Prospectus

Comment 1. If the advisor (Principal Management Corporation) has the opportunity to recoup its expenses, please disclose in connection with Footnote 2 to the Annual Fund Operating Expenses table.
Response: There is no reimbursement or ability to recoup expenses.
Comment 2. Please confirm that the examples take into account the expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.
Response: Confirmed.
Comment 3. Please confirm that the costs reflected in the examples are the same for the respective classes and periods whether shares are redeemed at the end of the periods or not.
Response: Confirmed.
Comment 4. The Fund’s Principal Investment Strategies state, “The Fund invests primarily in equity securities of companies domiciled outside the U.S.” Please explain why “primarily” is an appropriate description of how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.
Response: The June 4, 2012 Memo (# 26215) regarding SEC Staff Comments on Fund Names (Rule 35d-1) from the Investment Company Institute (“ICI”), which summarized the ICI’s understanding of SEC Staff views, stated: “Statements to the effect that the fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable.”

Comment 5. The Fund’s Principal Investment Strategies state that the Fund invests in “equity securities of companies domiciled in any of the nations of the world.” Why is “domiciled” a sufficient definition for international? Does the Fund use other criteria for determining a security is international?

Response: The Registrant will revise the disclosure quoted above to state: “foreign equity securities.” Additionally, the Fund’s description of its international investment approach was not limited to “domiciled.” The Principal Investment Strategies section states that the Fund typically invests in more than 10 countries and notes certain countries that are given primary consideration.

The Additional Information about Investment Strategies and Risks – Foreign Securities section defines foreign securities; therefore, the Registrant declines to repeat the definition in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 6. With respect to the Fund’s Principal Investment Strategies, please disclose that the market capitalization range comprising the MSCI World ex-USA Small Cap Index will change over time.

Response: The Registrant respectfully declines to revise the disclosure. The Additional Information about Investment Strategies and Risks – Equity Securities section states that “The market capitalization of companies in the fund’s portfolios and their related indexes will change over time, and the fund will not automatically sell a security just because it falls outside of the market capitalization range of its index(es).” Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 7. If the Fund invests in emerging markets, please include appropriate disclosure.

Response: The Registrant has reviewed the disclosure and confirms that its emerging market disclosure is appropriate given the Fund’s investments. Investing in emerging markets is not an intended principal investment strategy; therefore, it is not included in the principal investment strategies or principal risks.

Comment 8. Even though this is a new fund, please add the narrative disclosure from N-1A Item 4(b)(2).

Response: The Registrant will make the requested revision.

Comment 9. The Additional Information about Investment Strategies and Risks section states: “The Board of Directors may change the Fund’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” In the prospectus, please note whether shareholders will be given notice of a change in the Fund’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 10. If the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio securities is available on the Fund’s website, please disclose under “Portfolio Holdings Information.”
Response: The Registrant respectfully declines to revise the disclosure because a description of the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio securities is not available on the Fund’s website.
Comment 11. Appendix A states that “PGI’s composite performance results are net of trading expenses, management fees, and any performance incentive fees incurred by any client account in the composite.” Please confirm that the composite performance results are net of all fees.
Response: The Registrant respectfully declines to confirm that the composite performance results are net of all fees. The Registrant respectfully submits that it is not required to use composite performance results that are net of all fees. See Investment Company Institute No-Action Letter (publicly available August 24, 1987) and GE Funds No-Action Letter (publicly available February 7, 2007) (noting that custodial fees need not be included in adviser performance results). In addition to the sentence quoted in the comment above, which specifies particular types of fees, the Registrant’s current disclosure clearly states that other expenses would affect performance results: “For example, the Fund’s future performance may be better or worse than the composite’s performance due to, among other things, differences in sales charges, expenses, asset sizes, and cash flows of the Fund and those of the client accounts represented in the composite.”
Comment 12. Please revise the Performance Results table in Appendix A to provide columns only for one year, five year, ten year and/or since inception, as appropriate.
Response: The Registrant will revise the table.
Comment 13. Please revise the Performance Results table in Appendix A so that Fund and composite performance information is not together.
Response: The Registrant will revise the table.
Comment 14. To the extent that investment in depositary receipts is one of the Fund’s principal investment strategies, please include language in the prospectus.
Response: The Registrant has reviewed the disclosure and confirms that its depositary receipts disclosure is appropriate given the Fund’s investments. Investing in depositary receipts is not an intended principal investment strategy; therefore, it is not included in the principal investment strategies or principal risks.
Comments on the Statement of Additional Information
Comment 15. The Industry Concentration section notes that government securities are not subject to the Funds’ industry concentration restrictions. The Municipal Obligations section notes the effect of a fund investing a significant portion of its assets in municipal obligations issued in connection with a single project. The Staff would like the Registrant to tie the Industry Concentration language together with the Municipal Obligations language referenced above.
Response: The Registrant respectfully declines to revise its disclosure. The Industry Concentration disclosure already provides a cross-reference to the Municipal Obligations section. Also, the Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant

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